FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, July 18, 2014

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, August 1, 2014 to discuss its 2014 second quarter results which will be announced after the close of markets on Thursday, July 31 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada and U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, August 15, 2014.  The replay may be accessed at (888) 293-8912 (Canada and U.S.) or 1 (203) 369-3023 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946